UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Shengming Ma

Ningxia Zhongyincashmere International Group Co., Ltd.

Zhongyin Ave. Cashmere Industrial Park,

Lingwu, China

(86) 0951 4038 950-8946

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

(1)	Names of reporting persons Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 Class B Ordinary Shares(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 48,759,187 Class B Ordinary Shares(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 Class B Ordinary Shares(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0%(2)(3)
(14)	Type of reporting person (see instructions) CO

(1)	Representing 48,759,187 Class B Ordinary Shares (as defined below) held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong.
(2)	Percentage calculated based on total Class B Ordinary Shares outstanding as of December 31, 2014. As of December 31, 2014, 440,313,944 Class A Ordinary Shares (as defined below) (including Class A Ordinary Shares represented by ADSs (as defined below)) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. The 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited of record represent approximately 34.4% of total number of votes represented by the total ordinary shares outstanding as of December 31, 2014.

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 48,759,187 Class B Ordinary Shares(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 48,759,187 Class B Ordinary Shares(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 48,759,187 Class B Ordinary Shares(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 50.0%(2)(3)
(14)	Type of reporting person (see instructions) PN

(1)	Representing 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong and a directly wholly owned subsidiary of Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership).
(2)	Percentage calculated based on total Class B Ordinary Shares outstanding as of December 31, 2014. As of December 31, 2014, 440,313,944 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. The 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited of record represent approximately 34.4% of total number of votes represented by the total ordinary shares outstanding as of December 31, 2014.

CUSIP No. 81941U105

(1)	Names of reporting persons Zhongrong Investment Holdings (Hong Kong) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 80,577,828 Class A Ordinary Shares(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 80,577,828 Class A Ordinary Shares(1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 80,577,828 Class A Ordinary Shares(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 18.3%(2)(3)
(14)	Type of reporting person (see instructions) CO

(1)	Representing 80,577,828 Class A Ordinary Shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd., a company formed under the laws of Hong Kong.
(2)	Percentage calculated based on total Class A Ordinary Shares outstanding as of December 31, 2014. As of December 31, 2014, 440,313,944 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.
(3)	Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. The 80,577,828 Class A Ordinary Shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd. of record represent approximately 5.7% of total number of votes represented by the total ordinary shares outstanding as of December 31, 2014.

CUSIP No. 81941U105

(1)	Names of reporting persons Ningxia Zhongyincashmere International Group Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power (i) 48,759,187 Class B Ordinary Shares(1) (ii) 80,577,828 Class A Ordinary Shares(2)
	(8)	Shared voting power 0
	(9)	Sole dispositive power (i) 48,759,187 Class B Ordinary Shares(1) (ii) 80,577,828 Class A Ordinary Shares(2)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person (i) 48,759,187 Class B Ordinary Shares(1) (ii) 80,577,828 Class A Ordinary Shares(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) (i) 50.0%(3)(5) (ii) 18.3%(4)(5)
(14)	Type of reporting person (see instructions) CO

(1)	Representing 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong and a directly wholly-owned subsidiary of Ningxia Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership), whose general partner is Ningxia Zhongyincashmere International Group Co., Ltd.
(2)	Representing 80,577,828 Class A Ordinary Shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd., a company formed under the laws of Hong Kong and a directly wholly-owned subsidiary of Ningxia Zhongyincashmere International Group Co., Ltd.
(3)	Percentage calculated based on total Class B Ordinary Shares outstanding as of December 31, 2014. As of December 31, 2014, 440,313,944 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.

(4)	Percentage calculated based on total Class A Ordinary Shares outstanding as of December 31, 2014. As of December 31, 2014, 440,313,944 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 97,518,374 Class B Ordinary Shares were outstanding.
(5)	Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Share. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder. The 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited of record and the 80,577,828 Class A Ordinary Shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd. of record represent an aggregate of approximately 40.1% of total number of votes represented by the total ordinary shares outstanding as of December 31, 2014.

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous 13D filed by Ningxia Zhongyincashmere International Group Co., Ltd. with the Securities and Exchange Commission on September 11, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on September 25, 2014, the Amendment No. 2 filed under Schedule 13D/A on November 26, 2014 and the Amendment No. 3 filed under Schedule 13D/A on December 9, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(d) – (e)	None of the Reporting Persons and the persons named on Schedule A annexed to the Amendment No. 2 filed on Schedule 13D/A on November 26, 2014 (i) has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

(i) On September 1, 2014, Ningxia entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) with Shanda SDG Investment Limited (“SDG”), pursuant to which Ningxia agreed to purchase from SDG 80,577,828 Class A Ordinary Shares of the Issuer for an aggregate consideration of approximately US$278 million. Zhongrong obtained the funds used to acquire shares under the Ningxia Share Purchase Agreement by securing a loan from Bank of China Ltd., Macau Branch. This loan has a term of 12 months starting from the disbursement of the loan proceeds on September 22, 2014, and bears an interest rate of LIBOR plus 2.5%.

(ii) On November 25, 2014, Zhongrong Shengda and SDG, among other parties thereto, entered into the SDG Class B Share Purchase Agreement (as defined below), pursuant to which Zhongrong Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG for an aggregate consideration of approximately US$250 million. Zhongrong Shengda obtained the funds used to acquire shares under the SDG Class B Share Purchase Agreement by securing a loan from Bank of China Ltd., Macau Branch. This loan has a term of 12 months starting from the disbursement of the loan proceeds on November 25, 2014, and bears an interest rate of LIBOR plus 2.25%.

(iii) It is anticipated that, at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or US$3.45 in cash per Class A Ordinary Share, approximately US$444.2 million will be expended in acquiring approximately 128.7 million outstanding Class A Ordinary Shares (calculated based on the number of ordinary shares outstanding as of December 31, 2014) owned by shareholders of the Issuer other than the Third Consortium (as defined below) in connection with the Third Consortium Transaction (as defined below).

It is anticipated that the Third Consortium Transaction will be financed with equity capital. The equity financing would be provided from the Third Consortium Members (as defined below) and additional members accepted into the Third Consortium in the form of cash.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (“Primavera”) (together with Shanda Interactive, the “Initial Consortium” and each member in the Initial Consortium, an “Initial Consortium Member”) entered into a consortium agreement (the “Initial Consortium Agreement”). Under the Initial Consortium Agreement, the Initial Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going-private transaction (the “Initial Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Initial Consortium Transaction until the earlier of (x) nine months after the date thereof, and (y) termination of the Initial Consortium Agreement by all Initial Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Initial Consortium Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Initial Consortium Transaction.

On January 27, 2014, SDG and Primavera entered into a share purchase agreement (the “Primavera Share Purchase Agreement”) pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares (the “Primavera Purchase Shares”) at US$2.7625 per Class A Ordinary Share. The purchase and sale of the Primavera Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG sold, and Perfect World purchased, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Shares. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On August 31, 2014, SDG and Orient Finance Holdings (Hong Kong) Limited (“Orient HK”) entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is part of the buyer consortium and the Going-private Price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Orient Purchase Price, Orient shall pay SDG the shortfall between the Orient Purchase Price and the Going-private Price with respect to all the Orient Purchase Shares. Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price. The purchase and sale of the Orient Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Initial Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”).

On September 1, 2014, Shanda Interactive, Primavera and Orient HK entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient HK became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, SDG and Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China (“Haitong”) entered into a share purchase agreement (the “Haitong Share Purchase Agreement I”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Haitong Purchase Shares was completed on September 23, 2014.

Concurrently with the execution of the Haitong Share Purchase Agreement I, Primavera, Perfect World and Haitong entered into a share purchase agreement (the “Haitong Share Purchase Agreement II”), pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares (collectively, the “Haitong Secondary Purchase Shares”) from Primavera and Perfect World, respectively. The purchase and sale of the Haitong Secondary Purchase Shares was completed on September 23, 2014. In connection with the transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the Primavera Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, automatically terminated upon consummation of the transaction.

On September 1, 2014, Shanda Interactive, Primavera and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, SDG and Ningxia entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares (the “Ningxia Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Ningxia Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, Primavera withdrew from the Initial Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”).

From and after September 1, 2014, references to the “Initial Consortium” or the “Initial Consortium Members” should include Shanda Interactive, Ningxia, Orient HK and Haitong, and should not include Perfect World, FV Investment, Carlyle or Primavera.

On October 27, 2014, the exclusivity period under the Initial Consortium Agreement expired. On October 28, 2014, Shanda Interactive and Ningxia entered into a letter agreement (the “Exclusivity and Release Letter”), pursuant to which (i) Shanda Interactive and Ningxia agreed to continue to work exclusively with each other until November 25, 2014 to undertake a going-private transaction involving the Company; (ii) Ningxia agreed to release Shanda Interactive and its affiliates from any and all liabilities or claims relating to, among other things, the Initial Consortium Agreement, the Initial Consortium Transaction and any proposal or offer of similar transactions; and (iii) Ningxia agreed to indemnify Shanda Interactive and its affiliates against any and all liabilities or claims relating to, among other things, the Initial Consortium Agreement, the Initial Consortium Transaction and any proposal or offer of similar transactions, and Shanda Interactive’s negotiation, execution, delivery and performance of the Exclusivity and Release Letter.

On November 24, 2014, Orient HK entered into two share purchase agreements with Orient Hongtai (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and an affiliate of Orient HK (“Hongtai HK”) and Orient Hongzhi (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and an affiliate of Orient HK (“Hongzhi HK”), respectively, pursuant to which Hongtai HK and Hongzhi HK purchased from Orient HK 61,776,334 Class A Ordinary Shares and 61,776,335 Class A Ordinary Shares, respectively.

On November 25, 2014, SDG, Ningxia, Zhongrong Shengda, and Yili Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong (“Yili Shengda”) entered into a share purchase agreement (the “SDG Class B Share Purchase Agreement”), pursuant to which each of Zhongrong Shengda and Yili Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG. The purchase and sale under the SDG Class B Share Purchase Agreement were completed on the same day (the “Closing”). As a result, all of the Class B Ordinary Shares held by SDG immediately prior to the Closing are transferred to Zhongrong Shengda and Yili Shengda, and SDG no longer beneficially owns any ordinary shares of the Issuer.

On December 5, 2014, Ningxia Yilida Capital Investment Limited Partnership, an affiliate of Yili Shengda (“Ningxia Yilida”) and Ningxia (together with Ningxia Yilida, the “Second Consortium,” and each member of the Second Consortium, a “Second Consortium Member”) entered into a consortium agreement (the “Second Consortium Agreement”). Under the Second Consortium Agreement, the Second Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Second Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Second Consortium Transaction until the earlier of (x) February 6, 2015, and (y) termination of the Second Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Second Consortium Transaction. The Second Consortium Members intended to acquire the Issuer at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. Pursuant to its terms, the Second Consortium Agreement terminated automatically on February 6, 2015 upon the expiration of the exclusivity period.

On March 16, 2015, Ningxia Yilida, Ningxia, Hongtai HK, Hongzhi HK and Hao Ding International Limited, a British Virgin Islands company controlled by Haitong that directly holds the 107,438,129 Class A Ordinary Shares beneficially owned by Haitong (“Hao Ding”, together with Ningxia Yilida, Ningxia, Hongtai HK and Hongzhi HK, the “Third Consortium,” and each member of the Third Consortium, a “Third Consortium Member”), entered into a consortium agreement (the “Third Consortium Agreement”). Under the Third Consortium Agreement, the Third Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Third Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Third Consortium Transaction until the earlier of (x) April 30, 2015, and (y) termination of the Third Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Third Consortium Transaction.

If the Third Consortium Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Exchange Act would be terminated.

In addition, consummation of the Third Consortium Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Third Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Third Consortium Transaction will be entered into or be consummated. No binding obligation shall arise with respect to the Third Consortium Transaction unless and until definitive agreements have been executed.

Descriptions of the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Second Consortium Agreement and the Third Consortium Agreement in this Statement are qualified in their entirety by reference to the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Second Consortium Agreement and the Third Consortium Agreement, copies of which are filed as Exhibits 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16,7.17, 7.18, 7.19, 7.20, 7.21 and 7.22 hereto and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b) The following disclosure assumes that there were a total of 440,313,944 Class A Ordinary Shares and 97,518,374 Class B Ordinary Shares outstanding as of December 31, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of the date hereof, Ningxia, through Zhongrong and Zhongrong Shengda, owns 80,577,828 Class A Ordinary Shares and 48,759,187 Class B Ordinary Shares, respectively, representing an aggregate of 24.0% of the total ordinary shares outstanding as of December 31, 2014, or approximately 40.1% of total number of votes represented by the total ordinary shares outstanding as of December 31, 2014. Each of the Reporting Persons has the shared power to direct the vote and the disposition of the Class B Ordinary Shares that may be deemed to be owned beneficially by each of them.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons and Ningxia Yilida, Hongtai HK, Hongzhi HK and Hao Ding may, on the basis of the facts described elsewhere herein, be considered to be a “group.” As of the date hereof, Ningxia Yilida, Hongtai HK, Hongzhi HK and Hao Ding collectively own 48,759,187 Class B Ordinary Shares and 230,990,798 Class A Ordinary Shares, collectively representing approximately 52.0% of the total ordinary shares outstanding as of December 31, 2014, or approximately 50.8% of total number of votes represented by the total ordinary shares outstanding as of December 31, 2014.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any ordinary shares as may be beneficially owned by Ningxia Yilida, Hongtai HK, Hongzhi HK or Hao Ding for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Items 3 and 4, to the best knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Descriptions of the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Second Consortium Agreement and the Third Consortium Agreement in this Statement under Item 4 are incorporated herein by reference in their entirety.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by amending Exhibit 7.03 and Exhibit 7.21 and adding Exhibit 7.22 to the end thereof:

Exhibit 7.03	Initial Consortium Agreement dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.21	Second Consortium Agreement dated December 5, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on December 5, 2014).

Exhibit 7.22	Third Consortium Agreement dated March 16, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Yili Shengda Investment Holdings (Hong Kong) Company Limited with the Securities and Exchange Commission on March 17, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2015

Zhongrong Investment Holdings (Hong Kong) Co., Ltd.

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Director

Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Director

Zhongrong Shengda Equity Investment Partnership Enterprise (Limited Partnership)

By: Ningxia Zhongyincashmere International Group Co., Ltd., its general partner

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Chairman

Ningxia Zhongyincashmere International Group Co., Ltd.

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Chairman